UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41404

Woodside Energy Group Ltd

(ABN 55 004 898 962)

(Registrant’s name)

Woodside Energy Group Ltd

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	A copy of the registrant’s Annual Report 2023, dated February 27, 2024.

99.2	A copy of the registrant’s Full-Year 2023 Results, dated February 27, 2024.

99.3	A copy of the registrant’s Climate Transition Action Plan and 2023 Progress Report, dated February 27, 2024.

99.4	A copy of the registrant’s ASX Announcement, dated February 27, 2024, entitled “Changes to Woodside Board”.

99.5	A copy of the registrant’s ASX Announcement, dated February 27, 2024, entitled “Full-Year 2023 Results Briefing Transcript”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2024

WOODSIDE ENERGY GROUP LTD

By:	/s/ Warren Baillie
Warren Baillie
Corporate Secretary